

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2018

Neil E. de Crescenzo
President and Chief Executive Officer
Change Healthcare Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

> **Re: Change Healthcare Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 26, 2018**
> **CIK No. 0001756497**

Dear Mr. de Crescenzo :

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 26, 2018

About this Prospectus
Financial Statement Presentation, page i

1.   You disclose that Change Healthcare LLC ("Joint Venture") was established on March 1, 2017. Revise to clarify that the formation of the Joint Venture was June 17, 2017 and the establishment represents the closing date of the Transactions as noted on page F-33.

Method of Calculation, page ii

2.   On page 3 you disclose that for the year ended March 31, 2018, the Joint Venture generated solutions revenue of $3.0 billion, of which 87% was Recurring Revenue. Under "Method of Calculation" you disclose that Recurring Revenue figures in this prospectus

represent revenue that can be expected to recur at frequent or regular intervals after an initial sale or renewal of a service or solution generally without the need for additional selling efforts. Revise to clarify how your historical measures of Recurring Revenue have aligned with "expected" recurrence in subsequent periods or qualify the degree of certainty over expected recurrence.

Summary
Investment Risks, page 10

3. Please revise the list in this section to note that because McKesson directly owns 70% of the Joint Venture's outstanding LLC units, until it completes a Qualified McKesson Exit its interests may conflict with those of investors in Change Healthcare Inc.

Organizational Structure, page 12

4. To facilitate an understanding of your organizational structure, please identify it as an "Up-C." Also expand your disclosure to explain the business or strategic rationale for why this corporate structure was selected, including any material benefits to the parties involved. Please specifically address the Joint Venture aspect of the structure.

5. Please revise your disclosure in this section and on page 81 to include a diagram showing your organizational structure immediately following a Qualified McKesson Exit, or advise why this information would not be useful to investors.

Risk Factors
"Contractual relationships with customers that are governmental agencies...", page 57

6. We note the disclosure in this risk factor that a portion of your revenue comes from governmental entities. While no customer represented more than 4% of your solutions in fiscal year 2018, it is unclear whether the amount of revenue attributable to all your government contracts or subcontracts is material. Please advise.

Use of Proceeds, page 84

7. You state that a portion of the net proceeds from this offering will be used for general corporate purposes, including repayment of a portion of your outstanding debt. To the extent known, please provide the amount that you will use to repay debt and clarify the "general corporate purposes" for which the remainder of the net proceeds in this offer is intended to be used. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Change Healthcare LLC
Recent Developments, page 106

8.   Please file your Amended and Restated Master Services Agreement with Wipro, LLC and Wipro Limited or advise why this is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Factors Affecting the Joint Venture's Financial Condition and Results of Operations
Customer Postage, page 113

9.   Revenue from customer postage fees related to payment and communication solutions volume is recognized on a gross basis. Please revise disclosure throughout the filing to describe the significant terms of your arrangements and the basis for gross reporting, and provide us with an analysis that supports your presentation taking into consideration the factors outlined in ASC 605-45-45.

Key Performance Measures, page 114

10.   We note your definition and disclosure related to the two measures, customer retention and recurring revenue, on page ii. Please revise to include similar disclosure of these measures in this section, as these appear to be key metrics that you use when evaluating your business operations and performance. Disclose the customer retention rate for the year ended March 31, 2018. Explain how you derive recurring revenue and its relationship and reconciliation to your reported contractual revenue presented in your financial statements. In addition, since the composition of customer retention's top providers and payers may change year to year and you do not track related revenue amounts, revise to explain the limitations of this metric and its utility in understanding year to year revenue performance.

Results of Operations
Year Ended March 31, 2018 Compared to Period from June 17, 2016 (Inception) to March 31, 2017, page 117

11.   In this section, as well as in the sections discussing results of operations for Legacy CHC and Core MTS, you identify multiple variables as the reasons for the period to period changes in your operating results; however, you do not quantify the impact of each of these variables. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of Release No. 33-6835.

Change Healthcare LLC
Critical Accounting Estimates
Revenue Recognition, page 125

12.   You disclose here and throughout the filing hardware and maintenance support sales as part of your software systems technology solutions in multiple-element arrangements. Tell us how material such hardware sales were in each period, and how you considered separate presentation of product and services pursuant to Rule 5-03(b) (1) and (2) of Regulation S-X.

Business, page 152

13.   On page 24, you disclose that you have launched a "blockchain solution that supports approximately 20 million transactions per day." Please expand your disclosure to clarify how your solution utilizes blockchain technology.

14.   In regard to the bulleted list on page 153, please revise the first bullet to briefly explain how the provider was able to use your solution to decrease its accounts receivable. Also, please revise the bullets as necessary to disclose the dates during which the results were achieved.

Certain Relationships and Related Person Transactions, page 205

15.   Please confirm that you intend to file as exhibits the Contribution Agreement, the Management Services Agreement and the intellectual property license agreements or tell us why you do not intend to file them.

Change Healthcare LLC
Notes to Consolidated Financial Statements
Revenue Recognition, page F-37

16.   Your Business section discussion, "Predictable revenue profile and attractive, scalable model" on page 159 discloses you use a contingency-based revenue model where presumably you earn revenue when customers derive cost savings. Please explain and disclose in greater detail how this model works and reference the appropriate accounting literature. Revise the disclosures under your Critical Accounting Estimates and revenue recognition policies to address this model for Change Healthcare LLC and the relevant predecessors to Change Healthcare, Inc., i.e. legacy Change Healthcare, Inc. and CORE MTS.

Exhibit Index, page II-5

17.   We note your cautionary statements concerning the representations and warranties in the agreements included as exhibits to the registration statement. Please advise why you have included this language.

General

18.   Please supplementally provide us with copies of any graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

19.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Brittany Ebbert, Staff Accountant at (202) 551-6524 or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Information Technologies
                                        and Services